Contact:		Cynthia M. Ciangio
			(215) 963-6306

For Release:	Immediately
			July 20, 1994

                          BELL ATLANTIC REPORTS
                     SOLID SECOND QUARTER 1994 RESULTS

PHILADELPHIA, July 20, 1994 -- Bell Atlantic Corporation (NYSE: BEL) today reported 1994 second-quarter earnings of $.95 per share versus $.83 per share for the second quarter of 1993, an increase of 14.5 percent. After certain comparability adjustments described below, earnings per share increased by 9.2 percent over the second quarter of 1993. These results demonstrate the continued strength of the company's core wireline and wireless businesses.

Reported net income for the second quarter of 1994 was $415.4 million compared with $362.6 million for the second quarter of 1993, an increase of 14.6 percent. Total operating revenues for the second quarter of 1994 were $3.39 billion, an increase of 5.4 percent compared with $3.22 billion for the same period last year. Revenues, excluding the company's financial services businesses, increased by 6.7 percent.

Total operating expenses were $2.60 billion for the second quarter of 1994, an increase of 5.2 percent compared with $2.47 billion for the second quarter of 1993.

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Reported earnings of $.83 per share in the second quarter of 1993 included an extraordinary charge of $.05 per share for the early extinguishment of debt and a charge of $.04 per share for the disposition of certain non-strategic businesses. For purposes of comparability, after excluding the above charges, the second quarter of 1993 should be reduced by $.02 per share to reflect the impact of last year's tax legislation, which did not affect earnings until the third quarter of 1993, and by $.03 per share for the effect in the current quarter of carrying costs of the company's 1993 investment in Grupo Iusacell, S.A. de C.V., and an adjustment for a foreign exchange loss previously reported by Iusacell.

"Our financial results for the second quarter of 1994 continue to reflect the solid fundamentals of our business," said Bell Atlantic Chairman and Chief Executive Officer Raymond W. Smith. "Our wireline business demonstrated strong volume growth and increasing demand for new, value-added service offerings."

Total minutes of use increased by 7.8 percent and revenues from value-added services grew by more than 14.4 percent over the second quarter of 1993. Access lines at the end of the quarter totalled 18.9 million, an increase of 509,700 lines, or 2.8 percent, versus the end of the second quarter of 1993. Business and Centrex access lines increased 4.2 percent and 4.4 percent, respectively, over totals at the end of the second quarter of 1993.

In Bell Atlantic's wireless business, customer growth of 54.1 percent over the same period last year gave the company its second consecutive quarter of record growth and a total of 1.3 million subscribers at the end of the quarter. Wireless results include revenue growth of 45.8 percent over the second quarter of 1993.

"In order to position ourselves to take advantage of the expanding market for wireless data services, we continued to deploy advanced offerings, such as the Bell Atlantic AirBridgeSM family of services," Smith said. "And our agreement to form a joint venture combining Bell Atlantic's and NYNEX's domestic cellular properties represents a significant first step toward creating a new, nationwide capability to capitalize on the huge, untapped demand for 'anytime, anywhere' communications." The company also achieved strong revenue growth in its business systems companies due to new contracts for services.

Smith said that other recent events provide evidence of the company's growing opportunities and position Bell Atlantic to aggressively pursue new markets. "There's a growing acceptance by legislators and regulators that unnecessary restrictions on our traditional landline business need to be eliminated, which will provide expanding market opportunities. Most recently, Bell Atlantic-Pennsylvania accepted the Pennsylvania Public Utility Commision's plan deregulating competitive services and eliminating rate-of-return controls, allowing us to accelerate network modernization in that state and to pursue attractive revenue growth opportunities," he said.

"We are on track with our plans to become the world's best communications, information, and entertainment company as we begin to deploy full-service networks for voice, data, image, and video in all the major markets in our region. We received FCC approval for the nation's first commercial, video dial tone service which we will provide in Dover Township, New Jersey. And we recently announced our vendor selections and filed with the FCC for permission to begin constructing video dial tone networks capable of reaching three million homes and businesses in six major metropolitan areas in three years.

"In June, Iusacell, Mexico's second largest telecommunications company, successfully completed a public offering of approximately 9 percent of its outstanding stock. Bell Atlantic expects to increase its interest in Iusacell from the present 21 percent to approximately 42 percent in the second half of 1994. In another international milestone, we formed a joint venture with STET, the Italian telecommunications company, to introduce interactive multimedia video and entertainment services in Italy. We will introduce our StargazerSM video-on-demand product in a market trial there this fall," Smith said.

Bell Atlantic Corporation, based in Philadelphia, is the parent of companies which provide a full array of local exchange telecommunications services in New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia, and Washington, D.C. The corporation is at the forefront of developing a variety of new products, including video, entertainment, and information services.

Bell Atlantic also is the parent of one of the nation's largest cellular carriers and has an ownership position in cellular properties internationally. In addition, Bell Atlantic owns an interest in Telecom Corporation of New Zealand and is the parent of companies that provide business systems services for customer-based information technology throughout the U.S. and internationally.

BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income (unaudited)
(In millions, except per-share amounts)
                                					Three months ended	 Six months ended
					                                    June 30    	         June 30

                                    	 		1994	     1993     	1994     	1993*
OPERATING REVENUES
Communications and
  Related Services                   $3,324.5	  $3,115.2  $6,591.4	 $6,159.2
Financial, Real Estate,
  and Other Services	                   	69.6    		104.9	   	175.9   		224.2

Total operating revenues             	3,394.1   	3,220.1  	6,767.3  	6,383.4

Operating Expenses
Employee costs, including benefits
  and taxes			                        1,028.8      998.0   2,076.7	  1,972.0
Depreciation and
  amortization		                        649.1    		638.1 		1,297.7   1,238.2
Other			                              		918.7    		831.8	  1,846.6   1,703.5

Total operating expenses              2,596.6    2,467.9   5,221.0   4,913.7

Operating Income                       	797.5	    	752.2   1,546.3   1,469.7

Other income and
  expense, net		                         52.8	        .7    		66.6	    	33.8
Interest expense, excluding
  Financial Services	                   140.3    		160.2	    283.8	   	319.4
Income before provision for income
  taxes, extraordinary item, and
  cumulative effect of changes in
  accounting principles	                710.0    		592.7  		1,329.1  1,184.1
Provision for income taxes	             294.6    		207.2    		517.8	  	426.4
Income before extraordinary item and
  cumulative effect of changes in
  accounting principles	                415.4	     385.5    		811.3   	757.7
Extraordinary item -- early extinguishment
  of debt, net of tax                   		--	     	(22.9)     	(6.7) 		(46.1)
Cumulative effect of changes in
  accounting principles:
    Income taxes			                      	--      		 -	         	-      65.2
    Post-employment benefits,
        net of tax                      		--         --	        --     (85.0)
    Total cumulative effect of
        changes in accounting
        principles		                    		--         -	         --     (19.8)

Net Income		                          $ 415.4    $ 362.6    $ 804.6  $ 691.8

*Restated in the fourth quarter of 1993 to reflect the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits," effective January 1, 1993.

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BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income (unaudited) - continued
(In millions, except per-share amounts)
		                                			Three months ended	    Six months ended
					                                     June 30    	          June 30

                                        			1994 	    1993  		1994   		1993*
Per Common Share Amounts
   Income before extraordinary item and
       cumulative effect of changes in
       accounting principles               	$.95   		$.88	   $1.86   		$1.74
   Extraordinary item -- early extinguishment
       of debt, net of tax	                 		--   		(.05)	   (.02)     (.11)
   Cumulative effect of changes in
       accounting principles		                --	      	--   		--       (.04)

   Net Income	                            		$.95	    	$.83  		$1.84	 	$ 1.59

Dividends declared per
   common share	                           	$.69      $.67    $1.38	  $ 1.34

Weighted average number of
   common and equivalent
   shares outstanding                    		437.1     435.8	   437.2    435.7

Other Selected Data
                                    								        June 30
								                                        1994     		1993
Return on Average Common Equity
		               Three months ended             19.5%   	 	17.9%
			              Six months ended		             19.0%   	 	18.3%

Total Assets (millions)			                  $28,685.6   $28,763.0

Total Employees                          						73,100    		72,700

* Restated in the fourth quarter of 1993 to reflect the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits," effective January
1, 1993.

BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)
                                        							    Six Months Ended June 30,
							                                               1994           1993

Cash Flows from Operating Activities
   Net income	                                   				$804.6	   	     691.8
   Depreciation and amortization                  		1,297.7	      	1,238.2
   Extraordinary item -- early extinguishment
      of debt, net of tax			                           	6.7		         46.1
   Cumulative effect of changes in
      accounting principles			                          --	         		19.8
   Other, net					                                   (500.9)      		(137.1)

Net Cash Provided by Operating
   Activities		                                  			1,608.1      		1,858.8

Net Cash Used in Investing
   Activities				                                    (197.0)    		(1,000.1)

Net Cash Used in Financing
   Activities				                                 	(1,304.3)      (1,043.2)

Increase (Decrease) in Cash and
   Cash Equivalents	                               			106.8		       (184.5)

Cash and Cash Equivalents,
   Beginning of Period			                             146.1			       296.0

Cash and Cash Equivalents,
   End of Period			                                		$252.9       		$111.5

BELL ATLANTIC MOBILE

Selected Operating Statistics (unaudited)
(Reflects restructure of NYSMSA partnership on May 1, 1994)
(In thousands, except percentages and revenue per subscriber)


                           							    June 30

                                 					1994  		1993			Percent Change

Total Owned POPs(1)	               	34,841   35,071   		(.7)

Controlled MSA POPs(1)              32,519   27,883  		16.6

Controlled RSA POPs(1)              	3,652    3,539   		3.2

Controlled Penetration(1)(3)         3.59%   	2.43%    47.9

Total Subscribers(2)               1,300.3    821.1    58.4 [54.1% normalized]

Second-Quarter Cellular Operations
   Revenue(4)	                    $255,663 $186,518    37.1 [45.8% normalized]

Second-Quarter Cellular Operations Revenue
   per Subscriber per Month(4)       		$74	    	$79		 (6.3)[(5.1%) normalized]


Uncollectibles for the six months ended June 30, 1994, were less than 2 percent of total revenue, and average monthly churn for the quarter remained below 2 percent of the total customer base.

(1) 1994 population data source is different than 1993 source. 1994 Controlled MSA POPs include approximately 5 million Northern New
Jersey POPs managed by Bell Atlantic Mobile pursuant to the restructured NYSMSA partnership arrangement, effective May 1, 1994.

(2) 1994 includes subscribers managed by Bell Atlantic Mobile pursuant to the restructured NYSMSA partnership arrangement. Some of these customers were managed by NYNEX Mobile prior to the restructure.
1993 includes subscribers from Bell Atlantic Mobile's Northern New Jersey reseller operation that, effective May 1, 1994, are part of the NYSMSA partnership. Excluding 1994 customers previously managed by NYNEX, the normalized growth rate would have been 54.1 percent.

(3) 1993 Controlled Penetration is calculated using controlled subscribers over total controlled POPs.

(4) Includes Northern New Jersey reseller operation for three months in 1993 and one month in 1994. Normalized growth rates for revenue and revenue per subscriber would have been 45.8 percent and -5.1 percent respectively.